

September 23, 2014

Via Email
Daniel E. Gorski
Chief Executive Officer
Texas Rare Earth Resources Corp.
539 El Paso Street
Sierra Blanca, TX 79851

    Re: Texas Rare Earth Resources Corp.
            Registration Statement on Form S-1
            Filed August 28, 2014
            File No. 333-198457

Dear Mr. Gorski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. A July 8, 2014 news article entitled "An Interview With Texas Rare Earth Resources' Anthony Marchese," which the author claims was approved by Mr. Marchese prior to publication, includes a number of statements that appear promotional. Such statements include, but are not limited to:

    - We have "one of the largest and potentially most profitable HREE projects in the world"
    - "We have a surface mine with a large 100 year plus deposit"
    - "We have a 67% pre-tax IRR and a net present value of $1.4 billion using a 10% discount rate. And this does not include the additional potential revenue from uranium, lithium and beryllium"

- "The Round Top resource is enormous. It contains …"
- We estimate that we have revenue of $53.81 per mined tonne vs cash costs of $18.50 per mined tonne giving us a gross profit of $35.42 per minned tonne" and
- "Full feasibility will cost about $13 million and we are in the process of talking to potential strategic partners that can give us funding. Regarding our construction and development costs we need $293 million …"

On page 8 of your Prospectus you disclose that you "currently have limited operations and have not established that any of [y]our projects or properties contain any proven reserves or probable reserves as defined under SEC Industry Guide 7."

Please advise us,

- Whether Mr. Marchese, or any other officer or director, participated in this, or similar interviews during the past months and/or implicitly or explicitly approved of the information published about the company; and
- Whether this information is required disclosure for purposes of your Form S-1 and/or Exchange Act reports and, if so, where it is disclosed and the reasonable basis supporting such statements.

We may have further comment after reviewing your response.

2. In several locations in your Prospectus you inform investors that you have provided mineral estimates in a Preliminary Economic Assessment prepared in accordance with Canadian National Instrument 43-101 pursuant to Canadian securities laws. You also tell investors that you have furnished, not filed, these documents with us on Form 8-K to meet your obligations under Regulation FD. You are a Delaware corporation and do not disclose an exchange listing in Canada. Please tell us why you are required to provide NI 43-101 reports and, with a view to disclosure, clarify the degree to which such information is inconsistent with Industry Guide 7 or reviewed by Canadian authorities.

Prospectus Cover Page

3. Please revise your cover page to indicate that this is a 'best-efforts' offering with no minimum amount of proceeds necessary to be received in order for you to close the offering.

4. On your cover page, and throughout your Prospectus, you state that subscription payments will be returned "as soon as practicable" if you cancel the rights offering. Please revise to disclose that the payments will be returned "promptly" as required by Rule 10b-9.

5. Please disclose the latest possible extension date on the cover page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jason Brenkert
        Dorsey & Whitney LLP